SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               15 December 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 15 December 2003 re: Trading Statement

199/03                                                        15 December 2003


                         LLOYDS TSB - TRADING UPDATE

Lloyds TSB Group plc will shortly be meeting analysts ahead of its close period for the year ending 31 December 2003. This announcement details the information that will be provided at those meetings.

Lloyds TSB has made good progress in 2003, and expects to deliver a satisfactory trading performance for the year, in line with expectations.

The Group continues to grow its business in many key areas, supported by the recent launch of a number of highly segmented, competitive and innovative product offers, particularly in current accounts and credit cards. At 30
September 2003, total Group loans and advances to customers were GBP146.0 billion, an increase of 9 per cent in the first nine months of 2003. This increase largely reflected good quality growth in the Group's UK mortgage, credit card and asset finance portfolios and the acquisition of the Goldfish Bank credit card and personal loan businesses in September 2003. Total Group risk-weighted assets at 30 September 2003 were GBP128.3 billion. Customer deposits totalled GBP121.6 billion, an increase of 5 per cent in the first nine months of 2003, as a result of good growth in current account balances and savings and investment accounts. The Group net interest margin for the first nine months of 2003 was 3.02 per cent, compared with 3.01 per cent in the first six months of the year.

In Retail Banking and Mortgages, good progress continues to be maintained. Growth in consumer credit balances continues to be strong with no weakening in asset quality. In Mortgages, C&G has continued its policy of not exceeding a 95 per cent loan-to-value ratio on new lending and the average loan-to-value ratio for C&G mortgage business written in the first nine months of 2003 was 65 per cent. C&G has also continued to avoid significant exposure to the buy-to-let, sub-prime and self-certification mortgage markets. As a consequence, there was a softening of the Group's market share of net new lending in the third quarter of 2003. Operating costs remain tightly controlled.

                                                                      ..../more



LLOYDS TSB - TRADING UPDATE /2

In Insurance and Investments, considerable progress has been made to reposition the division for growth. The Group's overall share of the life, pensions and long-term savings market in the first nine months of 2003 increased to 5.7 per cent. Growth in new business sales through the Independent Financial Advisor distribution channel remained good in the third quarter and, through the branch network distribution channel, action has been taken to improve the productivity of the sales force and good progress is being made in the development of a new range of products for the Group's retail customers, building on the strength of the Scottish Widows brand. Levels of new business income in the first nine months of 2003 were slightly higher than the comparative period in 2002, supported by an improvement in the life and pensions new business margin. The Free Asset Ratio of Scottish Widows is amongst the highest in the industry and we expect the Group's life assurance businesses to generate free cash flow in the 2004 financial year.

Sales of general insurance products continue to perform well. The Group continues to deliver strong growth in sales of home insurance, and creditor insurance premiums held up well in the third quarter. General insurance claims for the first nine months of 2003 were slightly higher than in the comparative period of 2002, reflecting volume growth in home insurance.

In Wholesale Markets, the Group has continued to perform well during the first nine months of the year, with growth in profitability being achieved in our middle-market commercial and corporate businesses. Our Asset Finance business has continued to consolidate its market leading positions building on the successful integration of its recent acquisitions.

Asset quality remains good, with no material increase in the level of arrears or non-performing lending. As a result, the annualised charge for bad and doubtful debts in the third quarter of 2003, as a percentage of average lending continued at a similar rate to the 0.66 per cent charge as a percentage of average lending in the first half of 2003.

In the first eleven months of 2003 there was a positive investment variance of GBP58 million, as the increase in the FTSE All Share Index was partially offset by the impact of a reduction in Gilt values.

In August, the Group announced that it had reached agreement to acquire the credit card and personal loan businesses of Goldfish Bank Limited for a premium of GBP112.5 million. The total net credit card and personal loan receivables acquired amounted to some GBP1.0 billion.

In October, the Group announced that it had agreed the sale to HSBC of its Brazilian subsidiaries Banco Lloyds TSB S.A. and Losango Promotora de Vendas Ltda, together with substantially all of the business of its Brazilian branch, and certain offshore Brazilian assets for a cash consideration equivalent to approximately GBP490 million. On 1 December, the Group announced that it had agreed to dispose of its businesses in Guatemala, Honduras and Panama, together with certain offshore assets, for a cash consideration equivalent to some GBP47 million.


                                                                        .../more

LLOYDS TSB - TRADING UPDATE /3

Also in October, the Group announced that it had agreed the sale of its subsidiary, NBNZ Holdings Limited ("NBNZ"), comprising the Group's New Zealand banking and insurance operations, to Australia and New Zealand Banking Group Limited, for the equivalent of GBP2.25 billion. This disposal was completed on 1 December 2003. In aggregate, a profit after tax on disposals of some GBP900 million is expected to be recognised in the profit and loss account of Lloyds TSB Group for the year ending 31 December 2003.

Eric Daniels, Group Chief Executive said "Significant progress has been made in the first nine months of 2003 to reduce volatility and position the Group for growth. Our underlying performance has improved, costs have been tightly controlled and asset quality remains good. Good progress is also being made with the implementation of our strategies, as outlined to the market on 6 October 2003, and I have an increasing sense of confidence that we are now building on the foundations that have been put in place for the Group to deliver improved performance in 2004 and beyond."

The Group's results for the year ending 31 December 2003 will be announced on 8 March 2004. The Group intends to publish a combined Annual Report and Accounts and Form 20-F shortly thereafter.

Results timetable:

2003 preliminary results announced:     Monday, 8 March 2004

Ex-dividend date:                       Wednesday, 17 March 2004

Dividend record date:                   Friday, 19 March 2004

Dividend payment date:                  Wednesday, 5 May 2004

Annual General Meeting:                 Friday, 21 May 2004


                                    - ends -


For further information:


Investor Relations

Michael Oliver     +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk


Ian Gordon      +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk


Media

Terrence Collis     +44 (0) 20 7356 2078

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk


Mary Walsh     +44 (0) 20 7356 2121

Head of Media Relations

E-mail: mary.walsh@lloydstsb.co.uk




                                                                       ..../more




LLOYDS TSB - TRADING UPDATE /4


                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     15 December 2003